Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Important: If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CONNECTED TRANSACTIONS:
PROVISION OF GUARANTEE AND RENEWAL OF WAIVER FOR
ON-GOING CONNECTED TRANSACTIONS,
DISCLOSEABLE AND CONNECTED TRANSACTION:
INCREASE IN REGISTERED CAPITAL AND TOTAL INVESTMENT
OF A SUBSIDIARY

Independent Financial Adviser to the Independent Board Committee

A letter from the independent board committee of Brilliance China Automotive Holdings Limited is set out on page 20 of this circular.

A letter from the Asia Investment Capital Limited, the independent financial adviser, containing its advice to the independent board committee of Brilliance China Automotive Holdings Limited is set out on pages 21 to 34 of this circular.

A notice dated 29 January 2003 convening a special general meeting to be held at Grand Rooms I and II, Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong at 8:00 a.m. on Wednesday, 26 February 2003 is set out on pages 39 to 40 of this circular. Whether or not you are able to attend the special general meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the office of the share registrars of Brilliance China Automotive Holdings Limited in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the special general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting (as the case may be) should you so wish.

*     for identification purposes only

13 February 2003

- i -

DEFINITIONS

     In this circular, unless otherwise defined, terms used herein shall have the following meanings:

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Bank”	the bank which provides the Loan to JinBei and is an independent third party not connected with the directors, the chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates;

“Board”	the board of Directors;

“Cap Amount”	the annual upper limit for each category of the On-going Connected Transactions as represented by a percentage of the Group’s total cost of good sold or a percentage of the Group’s revenue, as the case may be;

“Capital Increase”	the increase in the registered capital and total investment of Shenyang Automotive by US$273 million from US$171.16 million to US$444.16 million and from US$297.98 million to US$570.98 million, respectively;

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange, Inc.;

“Component Technology”	the component technology currently owned by JinBei which is used by Shenyang Automotive mainly in the manufacture of Zhonghua sedans and can also be used in the manufacture of multi-purpose vehicles in the future;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Directors”	the directors of the Company;

“Dongxing”	Shenyang Brilliance Dongxing Automotive Component Co., Ltd. [name in Chinese], a wholly foreign owned enterprise established in the PRC and a wholly owned subsidiary of the Company. The principal activities of Dongxing is the manufacture and sale of automotive components in the PRC;

“Existing Connected Transactions”	the on-going connected transactions set out in items 5 to 9 of the paragraph headed “Connected Transactions” in the section headed “Business” in the prospectus issued by the Company dated 12 October 1999;

“Foundation”	The Chinese Financial Education Development Foundation [name in Chinese];

“Group”	the Company and its subsidiaries;

“Guarantee”	the provision of guarantee by Dongxing in respect of the obligations of JinBei under the Loan;

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;

DEFINITIONS

“Huachen”	[name in Chinese] (Huachen Automotive Group Holdings Company Limited)* for identification purposes only, the substantial shareholder of the Company which is interested in approximately 39.446% of the issued share capital of the Company;

“Increased Amount”	the increase in the registered capital and total investment of Shenyang Automotive by the amount of US$273 million from US$171.16 million to US$444.16 million in respect of the registered capital and from US$297.98 million to US$570.98 million in respect of the total investment;

“Independent Board Committee”	the independent committee of Board, comprising of Messrs. Wei Sheng Hong, Huang Anjiang and Yi Min Li, all of whom are independent non-executive Directors, formed to advise the Shareholders on the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions;

“Independent Financial Adviser”	Asia Investment Capital Limited, an investment adviser and a dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);

“JinBei”	[name in Chinese] (Shenyang Jinbei Automotive Company Limited)*, the substantial shareholder of Shenyang Automotive, a 51% owned subsidiary of the Company;

“JinBei Group”	JinBei and its subsidiaries and associates from and to whom the Group purchases materials and component parts and sells automobiles and automotive components parts, from time to time;

“JinBei Industry”	Shenyang JinBei Automobile Industry Company Limited [name in Chinese];

“Latest Practicable Date”	11 February 2003, the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Loan”	the loan up to the amount of RMB370 million by the Bank to JinBei;

“Ningbo Minth”	Ningbo Minth Machines Co. Ltd. [name in Chinese], a company established in the PRC which is owned as to 51% by JinBei and as to 49% by Mr. Qin;

“Ningbo Yuming”	Ningbo Yuming Machinery Industrial Co., Ltd. [name in Chinese], a wholly foreign owned joint venture established in the PRC on 14 August 1993 and whose equity interest is owned as to 51% by the Company and 49% by Mr. Qin. The principal activities of Ningbo Yuming is the manufacture and sale of automotive component parts in the PRC;

“On-going Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The On-going Connected Transactions” in the letter from the Board in this circular;

*  for identification purposes only

DEFINITIONS

“Ordinary Resolutions”	the ordinary resolutions to be proposed at the Special General Meeting for considering the approval of the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions, an “Ordinary Resolution” shall refer to any one of the ordinary resolutions to be proposed at the Special General Meeting;

“PRC”	The People’s Republic of China;

“Mr. Qin”	Mr. Qin Rong Hua [name in Chinese], the substantial shareholder of Ningbo Yuming, a 51% owned subsidiary of the Company;

“RMB”	Renminbi, the lawful currency of the PRC;

“SDI Ordinance”	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong;

“Shanghai Minth”	Shanghai Minth Accessories Company Limited [name in Chinese], a company established in the PRC which is owned as to 49% by Mr. Qin;

“Shares”	shares of US$0.01 each;

“Special General Meeting”	the special general meeting of the Company to be held at Grand Rooms I and II, Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong at 8:00 a.m. on Wednesday, 26 February 2003 to consider and, if appropriate, to approve the Ordinary Resolutions, the notice of which is set out on pages 39 to 40 of this circular, or any adjournment thereof;

“Shareholder(s)”	holder(s) of shares of the Company;

“Shenyang Automotive”	[name in Chinese] (Shenyang Brilliance JinBei Automobile Co., Ltd.) (formerly known as [name in Chinese] (Shenyang Jinbei Passenger Vehicle Manufacturing Company Limited)) a sino-foreign joint venture established in the PRC on 19 July 1991 and whose equity interest is owned as to 51% by the Company and as to 49% by JinBei. The principal activities of Shenyang Automotive is the manufacture and sale of minibuses and sedans in the PRC;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Tieling Brilliance”	Tieling Brilliance Rubber Products Company Limited [name in Chinese], a company established in the PRC and a 95% owned subsidiary of JinBei. Tieling Brilliance was previously a 95% owned subsidiary of Zhuhai Brilliance Holdings Limited which was a wholly owned subsidiary of the Foundation (which was the substantial shareholder of the Company prior to the sale of its entire interests in the Company to Huachen on 18 December 2002);

“Training Facilities”	the training facilities to be contributed by JinBei as part of its proportional contribution to the Increased Amount;

“US$”	United States dollars, the lawful currency of the United States of America;

DEFINITIONS

“Waiver”	the waiver from the Stock Exchange dated 21 October 1999 from strict compliance with the requirements of Chapter 14 of the Listing Rules in respect of the Existing Connected Transactions; and

“Xing Yuan Dong”	Shenyang Xing Yuan Dong Automobile Component Co., Ltd. [name in Chinese], a wholly foreign owned enterprise established in the PRC on 12 October 1998 and a wholly owned subsidiary of the Company

     For the purpose of this circular, the following conversion rates are adopted:

HK$1.00 = RMB1.055
HK$7.80 = US$1.00

     The conversion rates referred to above are for the purposes of illustration only and do not constitute a representation that any amounts have been, could have been, or may be exchanged at the above or any other rates.

LETTER FROM THE BOARD

Executive Directors: Wu Xiao An (also known as Ng Siu On) (Chairman) Hong Xing Su Qiang (also known as So Keung) He Tao (also known as Ho To) Yang Mao Zeng	Registered Office: Cedar House 41 Cedar Avenue Hamilton HM12 Bermuda

Independent Non-executive Directors: Wei Sheng Hong Huang Anjiang Yi Min Li	Principal place of business in Hong Kong: Suites 2303-2306, 23rd Floor Great Eagle Centre 23 Harbour Road Wanchai, Hong Kong

13 February 2003

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS:
PROVISION OF GUARANTEE AND RENEWAL OF WAIVER FOR
ON-GOING CONNECTED TRANSACTIONS,
CONNECTED AND DISCLOSEABLE TRANSACTION:
INCREASE IN REGISTERED CAPITAL AND TOTAL INVESTMENT
OF A SUBSIDIARY

INTRODUCTION

     On 29 January 2003, it was announced that:

—	the registered capital and total investment of Shenyang Automotive, a 51% owned subsidiary of the Company will be increased by an amount of US$273 million. The increase in capital will be contributed by the Company and JinBei in proportional to their current equity interests in Shenyang Automotive;

—	Xing Yuan Dong, a wholly owned subsidiary of the Company will provide a guarantee for a bank loan to JinBei by the Bank.

*     for identification purposes only

LETTER FROM THE BOARD

     The Capital Increase and the provision of the Guarantee constitute connected transactions under Rule 14.26 of the Listing Rules and are accordingly subject to the approval of the Shareholders. The Capital Increase also constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

     It was also announced that the Waiver in respect of the Existing Connected Transactions has expired on 21 October 2002. The Company has applied to the Stock Exchange for a waiver from strict compliance with the relevant requirements pursuant to Chapter 14 of the Listing Rules in respect of the On-going Connected Transactions which are expected to be entered into on an on-going basis between the Group and the connected persons of the Company, subject to Shareholders’ approval, the relevant upper limits and other conditions as set out in the section headed “Conditions of the waiver’’ in this letter, for a period of three financial years ending 31 December 2005.

     An Independent Board Committee, comprising Messrs. Wei Sheng Hong, Huang Anjiang and Yi Min Li, all of whom are independent non-executive Directors, has been formed to advise the Shareholders on the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions. Asia Investment Capital Limited has also been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions.

     The purpose of this circular is to set out: (a) the terms of the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions; (b) the recommendation of the Independent Board Committee in respect of the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions; (c) the advice of the Independent Financial Adviser to the Independent Board Committee in respect of the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions; and (d) the notice of the Special General Meeting dated 29 January 2003, in respect of the Special General Meeting to be convened at which Ordinary Resolutions will be proposed for the purpose of approving the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions, and all matters contemplated thereunder.

THE CAPITAL INCREASE

     The following are the terms of the Capital Increase:

Registered capital and total investment of Shenyang Automotive before the Capital Increase	:	Registered capital Total investment	: :	US$171.16 million US$297.98 million

Registered capital and total investment of Shenyang Automotive after the Capital Increase	:	Registered capital Total investment	: :	US$444.16 million US$570.98 million

Amount of increase in registered capital and total investment	:	US$273 million

Increase in registered capital by each of the joint venture partners	:	the Company		US$139.23 million, representing 51% of the amount of the Increased Amount

	:	JinBei	:	US$133.77 million, representing 49% of the amount of the Increased Amount

LETTER FROM THE BOARD

Manner of contributing to the	:	the Company	: by cash in the amount of US$139.23
Increased Amount			million which will be funded by
internal resources of the Group
JinBei	:	by transferring to Shenyang
Automotive the technology of
components currently used by
Shenyang Automotive mainly in the
manufacturing of Zhonghua
sedans which can also be used
in the manufacture of multi-
purpose vehicles in the future
with a development cost of
RMB820 million and the Training
Facilities. The value of the
Component Technology and the
Training Facilities will be subject
to a valuation by a professional
valuer before injecting into
Shenyang Automotive. In the
event the value of the Component
Technology and the Training Facilities
as valued by the professional valuer
is less than US$133.77 million,
JinBei will contribute the balance
of its portion of contribution
to the Increased Amount by cash

Time for contributing the	:		The contribution to the Increased Amount will be made by
Increased Amount			the Company and JinBei within six months of the issuance
of the approval of the Capital Increase by the relevant

authorities in the PRC and the new business licence
The Capital Increase was approved by the Ministry of
Foreign Trade and Economic Co-operation on 5 December 2002

     Shenyang Automotive is a sino-foreign joint venture established in the PRC whose equity interests are 51% owned by the Company and 49% owned by JinBei. The principal activities of Shenyang Automotive is the manufacture and sale of minibuses and sedans in the PRC. The unaudited net tangible asset value of Shenyang Automotive as at 31 December 2000 and 31 December 2001, determined by reference to the unaudited accounts of Shenyang Automotive prepared in accordance to HKGAAP were RMB359,096,214 and RMB341,562,740, respectively. The unaudited profits of Shenyang Automotive before and after taxation for the two years ended 31 December 2000, determined by reference to the unaudited accounts of Shenyang Automotive prepared in accordance to HKGAAP were as follows:

	For the year ended	For the year ended
	31 December 2000	31 December 2001
	RMB	RMB

Unaudited profits before taxation	598,577,923	410,738,617
Unaudited profits after taxation	501,915,909	361,788,526

LETTER FROM THE BOARD

     The Component Technology is owned by Jinbei and currently used by Shenyang Automotive mainly in the manufacturing of Zhonghua sedans at no cost. The Component Technology can also be used in the manufacture of multi-purpose vehicles in the future. As the Capital Increase will provide Shenyang Automotive with additional working capital for use in the future development of the Group’s sedans in the PRC and also enable the Group to own the Component Technology, which in the views of the Directors is beneficial for the growth of the Group as a whole. The Capital Increase constitutes a discloseable and connected transaction under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders. The Directors consider that as the Capital Increase is proportional to the current equity interests of the Company and JinBei in Shenyang Automotive, it is fair and reasonable in so far as the Company and the Shareholders are concerned and is in the interest of the Group as a whole.

THE GUARANTEE

     It is proposed that Xing Yuan Dong, a wholly owned subsidiary of the Company will provide a guarantee in respect of a loan up to the amount of RMB370 million by the Bank to JinBei. In consideration of the provision of the Guarantee by Xing Yuan Dong, JinBei will provide an indemnity to Xing Yuan Dong to indemnify Xing Yuan Dong of its liabilities under the Guarantee. It is proposed that the transaction will be entered into in February 2003 subject to the approval by the Shareholders. The Loan will be repaid (a) as to RMB100 million on or before 31 December 2003; (b) as to RMB 200 million on or before 31 December 2004; and (c) as to the remaining RMB70 million on or before 31 December 2005. The Guarantee and the Indemnity will continue during the term of the Loan until the Loan together with interest thereon is repaid in full.

     The provision of the Guarantee constitutes a connected transaction under Rule 14.26(6) of the Listing Rules and is subject to the approval of the Shareholders.

     The Loan will be utilized by JinBei as working capital to improve the quality of the automotive component parts currently produced by the JinBei Group and the expansion of its production capacity. As the JinBei Group is one of the suppliers of automotive component parts for use in the manufacture of minibuses and sedans and automotive component parts, the Directors believe that the Group is able to benefit from the improved quality of the automotive component parts it purchases from the JinBei Group. Furthermore, with the anticipated increase in purchases of materials and component parts from the JinBei Group following the official launch of the Zhonghua sedans, the Group will also be able to benefit from the increase in production capacities of the JinBei Group. Given that the liability of Xing Yuan Dong under the Guarantee will be fully indemnified by JinBei under the Indemnity, the Directors consider the terms of the Guarantee to be fair and reasonable.

THE ON-GOING CONNECTED TRANSACTIONS

Background of the On-going Connected Transactions

     The Group was engaged in the manufacture and sale of automobiles, including minibuses and Zhonghua sedans, which were launched in August 2002, and automotive component parts. In the course of the business, the Group acquires materials and component parts from certain connected persons and sells automobiles and automotive component parts to certain connected persons, on an on-going basis.

LETTER FROM THE BOARD

The connected persons

     The following are parties to the On-going Connected Transactions, all of whom are connected persons of the Company under the Listing Rules:

subsidiaries and associates of JinBei	Jin Bei owns 49% of the equity interests of Shenyang Automotive, a 51% owned subsidiary of the Company. Being a substantial shareholder of a subsidiary of the Company, JinBei is a connected person of the Company under the Listing Rules. Accordingly, transactions with subsidiaries and associates of JinBei constitute connected transactions for the Company

subsidiaries and associates of Mr. Qin	Mr. Qin owns 49% of the equity interests of Ningbo Yuming, a 51% owned subsidiary of the Company. Being a substantial shareholder of a subsidiary of the Company, Mr. Qin is a connected person of the Company under the Listing Rules. Accordingly, transactions with subsidiaries and associates of Mr. Qin constitute connected transactions for the Company

The On-going Connected Transactions

Transactions between the Company’s subsidiaries and subsidiaries and associates of JinBei for the purchases of materials and component parts

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei

Vendors:	subsidiaries and associates of JinBei, including but not limited to, Jin Ya Drive Shaft Company
Limited [name in Chinese], Shenyang JinBei Jiangsen Automobile Internal Accessories Company
Limited [name in Chinese], Shenyang JinBei Automobile Manufacture Company
Limited [name in Chinese], Tieling Brilliance, Ningbo Minth and Shanghai
Minth
It is anticipated that upon completion of a reorganisation of JinBei, JinBei Industry, will become a fellow subsidiary of JinBei and hence an associate of JinBei within the meaning of the Listing Rules.
Transactions between Shenyang Automotive and subsidiaries of JinBei Industry will become connected transactions of the Company under the Listing Rules. The proposed reorganisation of JinBei is expected to be completed in the first quarter of 2003

Purchaser:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreements:	no written agreements have been entered into between Shenyang Automotive and the respective subsidiaries and associates of JinBei in relation to the purchases of materials and component parts

Pricing policy:	the parts and components are provided to Shenyang Automotive by the subsidiaries and associates of
JinBei on terms which no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for materials and component parts of comparable quality and quantity

LETTER FROM THE BOARD

Historical figures :
			Approximate % of
			purchases to the
		Aggregate	Group’s total costs
		Value	of goods sold
		RMB

	financial year ended 31 December 1999	29,207,035	1.02%
	financial year ended 31 December 2000	17,232,412	0.39%
	financial year ended 31 December 2001	115,870,335	2.69%
	six months ended 30 June 2002	76,722,771	3.79%

Notes:

1.	The historical figures set out above only include value of transactions between Shenyang Automotive and (a) those subsidiaries and associates of JinBei with which Shenyang Automotive will continue to purchase materials and components parts from; and (b) those subsidiaries of JinBei Industry which will become connected persons of the Company upon completion of the reorganization of JinBei, which is expected to be completed in the first quarter of 2003. Historical figures of transactions between Shenyang Automotive and those subsidiaries and associates of JinBei which have ceased to be subsidiaries or associates of JinBei or JinBei Industry from whom Shenyang Automotive no longer purchases materials and component parts from are not included in the above table.

2.	The historical figures of the aggregate of purchases by Shenyang Automotive from the subsidiaries and associates of JinBei did not include purchases of materials and component parts by Shenyang Automotive from Ningbo Minth and Shanghai Minth which only commenced in July 2002.

3.	Based on the management accounts of the Group, the Directors believe that the aggregate value of transactions between Shenyang Automotive and the subsidiaries and associates of JinBei for the year ended 31 December 2002 will not exceed the annual upper limit of 3% of the Group’s total costs of goods sold for the corresponding period as set out in the Waiver.

Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei

Vendors	:	subsidiaries and associates of JinBei, including but not limited to,
Jin Ya Drive Shaft Company Limited [name in Chinese], Shenyang
JinBei Jiangsen Automobile Internal Accessories Company Limited
[name in Chinese], Ningbo Minth and Tieling
Brilliance

It is anticipated that upon completion of a reorganisation of JinBei,
JinBei Industry, will become a fellow subsidiary of JinBei and hence an associate of JinBei within the meaning of the Listing Rules.
Transactions between Xing Yuan Dong and subsidiaries of JinBei Industry will become connected transactions of the Company under the Listing
Rules. The proposed reorganisation of JinBei is expected to be completed in the first quarter of 2003

Purchaser	:	Xing Yuan Dong, a wholly owned subsidiary of the Company

LETTER FROM THE BOARD

Agreements	:	Xing Yuan Dong has entered into purchase agreements with each of Jin Ya
Drive Shaft Company Limited [name in Chinese] and Shenyang JinBei
Jiangsen Automobile Internal Accessories Company Limited
[name in Chinese], for the purchase of
materials and component parts for a term of one year with a provision of automotive renewal unless terminated by either party giving three months notice prior to the expiration of the then current term. The prices and other terms for the purchases of materials and component parts and the volume of such purchases will be reviewed by the parties on annual basis one month prior to the expiration of the term
No written agreements have been entered into between Xing Yuan Dong and each of Ningbo Minth and Tieling Brilliance in relation to the purchases of materials and component parts

Pricing policy	:	the parts and components are provided to Xing Yuan Dong by the subsidiaries and associates of JinBei on terms which no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for materials and component parts of comparable quality and quantity

Historical figures :			Approximate
			% of purchases to
		Aggregate	the Group's total
		Value	costs of goods sold
		RMB

	financial year ended 31 December 1999	224,844,895	7.84%
	financial year ended 31 December 2000	8,086,898	0.18%
	financial year ended 31 December 2001	207,558,567	4.82%
	six months ended 30 June 2002	132,438,850	6.55%

Notes:

1.	The historical figures set out above only include value of transactions between Xing Yuan Dong and (a) those subsidiaries and associates of JinBei with which Xing Yuan Dong will continue to purchase materials and components parts from; (b) those subsidiaries of JinBei Industry which will become connected persons of the Company upon completion of the reorganisation of JinBei, which is expected to be completed in the first quarter of 2003. Historical figures of transactions between Xing Yuan Dong and those subsidiaries and associates of JinBei which have ceased to be subsidiaries or associates of JinBei or JinBei Industry or from whom Xing Yuan Dong no longer purchases materials and component parts from are not included in the above table.

2.	The historical figures for the financial years ended 31 December 1999 and 2000 did not include the value of transactions with Tieling Brilliance which only became a subsidiary of JinBei during the financial year ended 31 December 2001. For the two financial years ended 31 December 1999 and 2000, when Tieling Brilliance was an indirect subsidiary of the Foundation, the then substantial shareholder of the Company. The aggregate value of purchases of materials and component parts by Xing Yuan Dong from Tieling Brilliance for the two years ended 31 December 1999 and 2000 were RMB18,854,627 and RMB90,336,852, representing approximately 0.66% and 2.04% of the Group’s total costs of goods sold for the corresponding period. Under the Waiver, the upper limit of transactions between Xing Yuan Dong and Tieling Brilliance was set at 3% of the Group’s total costs of goods sold for the corresponding period.

3.	Purchases of materials and component parts from Ningbo Minth commenced in the year ended 31 December 2001.

LETTER FROM THE BOARD

Purchases of materials and component parts by Dongxing from subsidiaries and associates of JinBei

Vendors	:	subsidiaries and associates of JinBei, including
but not limited to, Ningbo Minth and Tieling
Brilliance

Purchaser	:	Dongxing, a wholly owned subsidiary of the Company

Agreements	:	Dongxing has entered into purchase agreement with
Ningbo Minth for the purchase of materials and
component parts for a term of one year with
provision for automatic renewal unless terminated
by either party giving three months notice prior to
the expiration of the then current term. The prices
and other terms for the purchases of materials and
component parts and the volume of such purchases
will be reviewed by the parties on annual basis one
month prior to the expiration of the term
No written agreement has been entered into between
Dongxing and Tieling Brilliance in relation to the
purchase of materials and component parts

Pricing policy	:	the parts and components are provided to Dongxing
by Ningbo Minth and Tieling Brilliance on terms
which no less favourable than the terms which can
be obtained by Dongxing from independent third
parties for materials and component parts of
comparable quality and quantity

Historical figures	:	Since Dongxing was acquired by the Group in
December 2001, the transactions with Ningbo Minth
and Tieling Brilliance prior to the acquisition did
not constitute connected transactions for the
Company

For the six months ended 30 June 2002, the
aggregate value purchased by Dongxing from Ningbo
Minth and Tieling Brilliance was RMB1,306,931,
representing approximately 0.06% of the Group's
total costs of goods sold for the corresponding
period and approximately 0.0284% of the audited net
tangible asset value of the Group as at 31 December
2001 as adjusted to take into account the unaudited
interim results of the Group for the six months
ended 30 June 2002

Transactions between Ningbo Yuming and subsidiaries and associates of Mr. Qin for the purchases of materials and component parts

Vendors	:	subsidiaries of Mr. Qin, including but not limited to, Ningbo Guoya Automobile Parts Company
Limited [name in Chinese], Tianjin Minth [name in Chinese], Shanghai Minfung
[name in Chinese], Ningbo Xinru [name in Chinese], Ningbo Minth and Shanghai Minth
Purchaser	:	Ningbo Yuming, a 51% owned subsidiary of the Company

LETTER FROM THE BOARD

Agreements:	Ningbo Yuming has entered into purchase agreements with each of the subsidiaries of Mr. Qin and
Ningbo Minth and Shanghai Minth for the purchase of materials and component parts for a term of one year with a provision for automatic renewal unless terminated by either party giving three months notice prior to the expiration of the then current term. The prices and other terms for the purchases of materials and component parts and the volume of such purchases will be reviewed by the parties on annual basis one month prior to the expiration of the term

Pricing policy:	the parts and components are provided to Ningbo Yuming by the subsidiaries and associates of Mr.
Qin on terms which no less favourable than the terms which can be obtained by Ningbo Yuming from independent third parties for materials and component parts of comparable quality and quantity

Historical figures:
			Approximate % of the purchases
		Aggregate	to the Group's
		Value	total costs of
			goods sold
		RMB
	financial year ended 31 December 1999	16,231,648	0.57%
	financial year ended 31 December 2000	13,156,945	0.30%
	financial year ended 31 December 2001	10,089,235	0.23%
	six months ended 30 June 2002	4,281,618	0.21%

Notes:

1.	The historical figures set out above include value of transactions with wholly owned subsidiaries of Mr. Qin from which Ningbo Yuming will continue to purchase materials and component parts. Value of historical transactions with wholly owned subsidiaries of Mr. Qin form which Nigbo Yuming has ceased to purchase materials and component parts are not included in the above figures.

2.	Value of transactions with Ningbo Minth and Shanghai Minth were also included in the historical figures set out in the above table. The value of such transactions for the relevant financial year did not exceed the higher of HK$1 million or 0.03% of the relevant net tangible asset value of the Group.

LETTER FROM THE BOARD

Transactions between the Company’s subsidiaries and subsidiaries and associates of JinBei for the sale of automobiles and automobile component parts

Sale of automobiles and automotive component parts by Shenyang Automotive to subsidiaries and associates of JinBei

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchasers	:	subsidiaries and associates of JinBei, including but not limited to,
Shenyang JinBei Automobile Manufacture Company Limited
[name in Chinese], Shenyang JinBei Jiangsen
Automobile Internal Accessories Company Limited
[name in Chinese] and Tieling Brilliance

It is anticipated that upon completion of a reorganisation of JinBei,
JinBei Industry will become a fellow subsidiary of JinBei and hence an associate of JinBei within the meaning of the Listing Rules.
Transactions between Shenyang Automotive and subsidiaries of JinBei
Industry will become connected transactions of the Company under the
Listing Rules. The proposed reorganisation of JinBei is expected to be completed in the first quarter of 2003

Agreements	:	sale of automobiles by Shenyang Automotive to the subsidiaries and associates of JinBei are made pursuant to distribution agreements entered into between the parties. The distribution agreements are for an initial term of one year and can be extended by further negotiation between the parties

Pricing policy	:	the automobiles and automotive component parts are to be provided to the subsidiaries and associates of JinBei by Shenyang Automotive on terms which no less favourable than the terms which can be obtained by
Shenyang Automotive from independent third parties for sale of automobiles and automotive component parts of comparable quality and quantity

Historical figures :			Approximate % of
			sales to total
		Aggregate	revenue of the
		Value	Group
		RMB

	financial year ended 31 December 1999	15,179,000	0.35%
	financial year ended 31 December 2000	3,526,805	0.06%
	financial year ended 31 December 2001	14,922,554	0.24%
	six months ended 30 June 2002	9,470,113	0.33%

Note:	The historical figures set out above only include value of transactions between Shenyang Automotive and (a) those subsidiaries and associates of JinBei to which Shenyang Automotive will continue to sell automobiles and automotive component parts to; and (b) those subsidiaries of JinBei Industry which will become connected persons of the Company upon completion of the reorganization of JinBei, which is expected to be completed in the first quarter of 2003. Historical figures of transactions between Shenyang Automotive and those subsidiaries and associates of JinBei which have ceased to be subsidiaries or associates of JinBei or JinBei Industry or to whom Shenyang Automotive no longer sells automobiles and automotive component parts from are not included in the above table.

LETTER FROM THE BOARD

Sale of automotive component parts by Dongxing to Tieling Brilliance

Vendor:	Dongxing, a wholly owned subsidiary of the Company

Purchaser:	Tieling Brilliance

Agreements:	No written agreements have been entered into
between Dongxing and Tieling Brilliance in relation
to the sale of automotive component parts

Pricing policy:	the automotive components parts are to be
provided to Tieling Brilliance by Dongxing on terms
which no less favourable than the terms which can
be obtained by Dongxing from independent third
parties for sale of automobile component parts of
comparable quality and quantity

Historical figures:	Since Dongxing was acquired by the Group in
December 2001, the transactions with Tieling
Brilliance prior to the acquisition did not
constitute connected transactions for the Company

For the six months ended 30 June 2002, Dongxing has
sold to Tieling Brilliance automotive component
parts with an aggregate value of RMB31,400,
representing approximately 0.0011% of the Group's
total revenue for the corresponding period and
approximately 0.00068% of the audited net tangible
asset value of the Group as at 31 December 2001 as
adjusted to take into account the unaudited interim
results of the Group for the six months ended 30
June 2002

THE WAIVER APPLICATION

Reasons for the waiver application

     The Company was listed on the Stock Exchange on 22 October 1999 by way of an introduction. At the time of the listing of the Company, application was made to the Stock Exchange, and the Stock Exchange has granted waivers from strict compliance with the requirements of Chapter 14 of the Listing Rules in respect of the Existing Connected Transactions, subject to the terms and conditions set out therein. As the Waiver has expired on 21 October 2002 and the Group has and will continue to purchase materials and component parts from the connected persons and to sell automobiles and automotive component parts to the connected persons on an on-going basis, it will not be practicable for the Company to comply with the disclosure/ shareholders’ approval requirements in Chapter 14 of the Listing Rules on a transactional basis.

     Based on the management accounts of the Group, the Directors believe that the aggregate value of each category of connected transactions as set out in the sub-paragraph headed “The On-going Connected Transactions’’ in this letter from the Board for the two months November and December 2002 did not exceed 0.03% of the audited net tangible asset value of the Group as at 31 December 2001 adjusted to take into account the unaudited interim results of the Group for the six months ended 30 June 2002. Appropriate actions will be taken by the Directors to ensure that the aggregate value of each category of connected transactions as set out in the sub-paragraph headed “The On-going Connected Transactions’’ in this letter from the Board for the period from 1 January 2003 up to the date of the approval of the On-going Connected Transactions by the Shareholders at the Special General Meeting will not exceed HK$10 million or 3% of the audited net tangible asset value of the Group as at 31 December 2001 adjusted to take into account the unaudited interim results of the Group for the six months ended 30 June 2002, whichever is higher.

LETTER FROM THE BOARD

     The Ongoing Connected Transactions constitute connected transactions under Chapter 14 of the Listing Rules and, unless waivers are granted by the Stock Exchange, would be subject to the disclosure/shareholders’ approval requirements contain in the Listing Rules. In the opinion of the Directors, the On-going Connected Transactions are entered into in the ordinary and usual course of business of the Group and either on normal commercial terms; or where there are no sufficient comparable transactions to judge whether they are on normal commercial terms, in terms that are fair and reasonable so far as the Company and the Shareholders are concerned. The Directors also consider that strict compliance with the disclosure/shareholders’ approval requirements in Chapter 14 of the Listing Rules would be impracticable, and would result in significant additional administrative costs to the Group, which would not be in the interests and benefit of the Company and the Shareholders as a whole.

Conditions of the waiver

     The Company has applied to the Stock Exchange for a waiver from strict compliance with the disclosure and shareholders’ approval requirements in respect of the On-going Connected Transactions pursuant to Rule 14.26 of the Listing Rules, for a period of three financial years ending 31 December 2005, subject to the following conditions:

(1)	The On-going Connected Transactions shall be:

	(a)	entered into in the ordinary and usual course of the Group’s business;

	(b)	conducted either on normal commercial terms or, if there is no sufficient comparable transactions to judge whether they are on normal commercial terms, in terms that are fair and reasonable so far as the Company and the Shareholders are concerned; and

	(c)	entered into in accordance with the terms of the respective agreements governing such On-going Connected Transactions or (whether there are no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable.

(2)	The annual aggregate value of each of the relevant categories of the On-going Connected Transactions, if applicable, shall not exceed the respective annual upper limit set out in paragraph (6) below.

(3)	The independent non-executive Director shall review the On-going Connected Transactions annually and confirm in each annual report and accounts covering that financial year that such On-going Connected Transactions have been conducted in the manner set out above in paragraphs (1) and (2) above.

(4)	The auditors of the Company shall review the transactions annually and provide the Directors with a letter (a copy of which will be provided to the Listing Division of the Stock Exchange) stating whether:

	(a)	the On-going Connected Transactions received the approval of the Directors;

	(b)	the On-going Connected Transactions have been entered into in accordance with the terms of the respective agreements governing such On-going Connected Transactions, if any;

	(c)	the annual aggregate value of each of the relevant categories of the On-going Connected Transactions, if applicable, shall not exceed the respective annual upper limits set out in paragraph (6) below.

LETTER FROM THE BOARD

(5)	Brief details of the On-going Connected Transactions in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report and accounts for that financial year with a statement from the independent non-executive Directors referred to in paragraph (3) above.

(6)	The respective aggregate value of the On-going Connected Transactions will not exceed the proposed annual upper limits set out in this paragraph (6):

Annual Cap
(as a % of the
Group's costs of
The transactions	goods sold)

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	7%
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	8%
Purchases of materials and component parts by Dongxing from subsidiaries and associates of JinBei	1%
Purchases of materials and component parts by Ningbo
Yuming from subsidiaries and associates of Mr. Qin	2%

Annual Cap
(as a % of the
The transactions	Group's revenue)

Sale of automobiles and automotive component parts made by Shenyang Automotive to the subsidiaries and associates of JinBei	2%
Sale of automotive component parts made by Dongxing to Tieling Brilliance	1%

     In the event that any of the annual upper limits applicable to the relevant On-going Connected Transaction is exceeded, or if any new agreements are entered into with a connected person in the future, the Company will comply with the provisions of Chapter 14 of the Listing Rules, unless the Company applies for, and is granted a waiver from the Stock Exchange from strict compliance with the disclosure/shareholders’ approval requirements therein.

INFORMATION ON THE GROUP

     The Group was engaged in the manufacture and sale of automobiles, including minibuses and Zhonghua sedans, which were launched in August 2002, and automotive component parts. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive component parts in the PRC and Xing Yuan Dong, a wholly owned subsidiary of the Company, is engaged in the manufacture, trading and sourcing of automotive component parts for Shenyang Automotive.

LETTER FROM THE BOARD

GENERAL

     The following is a comparison of the proposed annual upper limits for the On-going Connected Transactions set out in paragraph (6) in the sub-paragraph headed “Conditions of the waiver’’ in this letter from the Board and the annual upper limits contained in the Waiver:

	Annual Cap (as a % to the
	Group's total costs of goods sold)

	Proposed	Annual upper
	annual upper	limits contained
The transactions	limits	in the Waiver

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	7%	3% (Note 1)
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	8%	10% (Note 2)
Purchases of materials and component parts by Dongxing from Ningbo Minth and Tieling Brilliance	1%	N/A (Note 3)
Purchases of materials and component parts by Ningbo Yuming from subsidiaries and associates of Mr. Qin (including Ningbo Minth and Shanghai Minth, which are also subsidiaries of JinBei)	2%	3%

	Annual Cap
The transactions	(as a % to the Group's revenue)

Sale of automobiles and automotive component parts made by Shenyang Automotive to the subsidiaries and associates of JinBei	2%	3%
Sale of automotive component parts made by Dongxing to Tieling Brilliance	1%	N/A (Note 3)

Notes:

1.	With the official launch of Zhanghua sedans in August 2002, it is expected that the aggregate of value of purchases of materials and component parts by Shenyang Automotive from the subsidiaries and associates of JinBei will increase in the three financial years ending 31 December 2005 due to increase in demand for materials and component parts from subsidiaries and associates of JinBei for use in production. Accordingly, a higher annual upper limit is set for the purchases of materials and component parts by Shenyang Automotive from the subsidiaries and associates of JinBei for the three financial years ending 31 December 2005. A higher upper annual limit is also set for the purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei because of the anticipated connected transactions with subsidiaries of JinBei Industry upon completion of the reorganisation of JinBei, which is expected to be completed in the first quarter of 2003.

2.	The proposed annual upper limit for purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei for the three financial years ending 31 December 2005 includes purchases by Xing Yuan Dong from Tieling Brilliance. Purchases of materials and component parts by Xing Yuan Dong from Tieling Brilliance were subject to an annual upper limit of 3% under the Waiver.

3.	The Company only acquired Dong Xing in December 2001 and transactions between Dong Xing and subsidiaries and associates of JinBei only constitute connected transactions commencing from the financial year ended 31 December 2002 and accordingly not covered by the Waiver.

LETTER FROM THE BOARD

SPECIAL GENERAL MEETING

     A notice convening the Special General Meeting of the Company to be held at Grand Rooms I and II, Grand Hyatt, 1 Harbour Road, Wanchai Hong Kong at 8:00 a.m. on Wednesday, 26 February 2003 for the purpose of considering, and if thought fit, the passing of the Ordinary Resolutions. The notice of the Special General Meeting dated 29 January 2003 which has been published in newspapers on 30 January 2003 is set out on pages 39 to 40 of this circular.

     None of JinBei or Mr. Qin or any of their respective associates has any interests in the issued share capital of the Company. As at the Latest Practicable Date, Huachen is the substantial shareholder of the Company and is interested in approximately 39.446% of the issued share capital of the Company. As neither Huachen or any of its associates is a party to the Capital Increase, the Guarantee of the On-going Connected Transactions, all Shareholders, including Huachen will vote at the Special General Meeting convene for the approval of the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions.

     There is enclosed a form of proxy for use at the Special General Meeting. Whether or not the Shareholders intend to be present at the Special General Meeting, they are requested to complete the form of proxy and return it to the office of share registrars of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712—1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Special General Meeting. Completion and delivery of the form of proxy will not prevent the Shareholders from attending, and voting at the Special General Meeting if they so wish.

RECOMMENDATION

     Having considered the reasons set out herein, the Directors are of the opinion that:

—	the Capital Increase is fair and reasonable as far as the Company and the Shareholders are concerned and is in the interests of the Group as a whole and for the benefit of the future development of the Group;

—	the terms of the Guarantee is fair and reasonable; and

—	the On-going Connected Transactions are entered into in the ordinary and usual course of business of the Group, and either (1) on normal commercial terms; or (2) where there are no sufficient comparable transactions to judge whether they are on normal commercial terms, in terms that are fair and reasonable so far as the Company and the Shareholders are concerned.

     Accordingly, the Board considers that the proposed Ordinary Resolutions for approving the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions are in the interests of the Company, and in particular, the Group as a whole. The Directors therefore recommend the Shareholders to vote in favour of the Ordinary Resolutions.

ADDITIONAL INFORMATION

     Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully, For and on behalf of the Board Wu Xiao An Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

13 February 2003

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS:
PROVISION OF GUARANTEE AND RENEWAL OF WAIVER FOR
ON-GOING CONNECTED TRANSACTIONS,
CONNECTED AND DISCLOSEABLE TRANSACTION:
INCREASE IN REGISTERED CAPITAL AND TOTAL INVESTMENT
OF A SUBSIDIARY

     We have been appointed as the Independent Board Committee to advise you in connection with the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions, details of which are set out in the Letter from the Board set out in the circular to Shareholders dated 13 February 2003 (the “Circular’’), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

     Having taken into account the terms of the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions, the principal factors and reasons considered by the Independent Financial Adviser and its advice in relation thereto as set out on pages 21 to 34 of the Circular, we are of the opinion that the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions are in the interest of the Company and the Shareholders as a whole and that the terms of the Capital Increase, the Guarantee and the On-going Connected Transactions are fair and reasonable so far as the Shareholders are concerned. We therefore recommend that you vote in favour of the Ordinary Resolutions to be proposed at the Special General Meeting for approving the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions.

Yours faithfully,
Wei Sheng Hong
Independent non-executive Director

Huang Anjiang Independent non-executive Director	Yi Min Li Independent non-executive Director

*    for identification purposes only

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

     The following is the text of a letter received from the Independent Financial Adviser setting out its opinion to the Independent Board Committee in respect of the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions for inclusion in this circular.

Asia Investment Capital Limited Units 1402—3, 14/F., China Merchants Tower Shun Tak Centre 168—200 Connaught Road Central Hong Kong 13 February 2003

To the Independent Board Committee of
Brilliance China Automotive Holdings Limited

Dear Sirs,

CONNECTED TRANSACTIONS:
PROVISION OF GUARANTEE AND RENEWAL OF WAIVER FOR
ON-GOING CONNECTED TRANSACTIONS
DISCLOSEABLE AND CONNECTED TRANSACTION:
INCREASE IN REGISTERED CAPITAL AND TOTAL INVESTMENT
OF A SUBSIDIARY

INTRODUCTION

     We refer to our appointment to advise the Independent Board Committee in relation to the terms of the Capital Increase, the Guarantee and the On-going Connected Transactions, details of which are set out in the circular dated 13 February 2003 issued by the Company (the “Circular’’) to the Shareholders in which this letter is reproduced. Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

     Both the Capital Increase and the provision of Guarantee constitute connected transactions under Rule 14.26 of the Listing Rules and are accordingly subject to the approval of the Shareholders. The Waiver has expired on 21 October 2002 and the Company has applied to the Stock Exchange for a new waiver from strict compliance with the relevant requirements under Chapter 14 of the Listing Rules in respect of the On-going Connected Transactions which are expected to be entered into on an ongoing basis by and between the Group and connected persons of the Company, subject to the relevant upper limits and other conditions. Pursuant to Rule 14.26 of the Listing Rules, the On-going Connected Transactions are also subject to the Shareholders’ approval. As such, the Company will convene the Special General Meeting for the approval of the Capital Increase, the provision of the Guarantee and the On-going Connected Transactions by the Shareholders. The Circular containing, amongst other things, the information relating to the Capital Increase, the Guarantee and the On-going Connected Transactions, the recommendation from the Independent Board Committee and this advice letter, are despatched to the Shareholders. Asia Investment Capital Limited is independent from and not connected with any of the Company, JinBei, Mr. Qin and their respective associates or parties acting in concert with any of them and is accordingly considered suitable to give the independent advice.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

     In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the Directors and management of the Company regarding the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify relying on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. Our appointment to advise the Independent Board Committee is limited to the terms of the Capital Increase, the Guarantee and the On-going Connected Transactions and we have not conducted an independent in-depth investigation into the business and affairs (including any legal proceedings) of the Company, the Group, JinBei, Mr. Qin and their respective associates nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED FOR THE CAPITAL INCREASE

     In arriving at our opinion regarding the terms of the Capital Increase, we have considered the following principal factors and reasons:

1. Rationale of the Capital Increase

The Group was engaged in the manufacture and sale of automobiles, including minibuses, Zhonghua sedans (which were officially launched in August 2002) and automotive component parts.

Shenyang Automotive is a 51% owned subsidiary of the Company which is principally engaged in the manufacture and sale of minibuses and sedans in the PRC. Shenyang Automotive sells all of its minibuses under the brand of “JinBei’’ and all of its sedans under the brand of “Zhonghua’’. As set out in the letter from the Board (the “Letter from the Board’’), the current registered capital and total investment of Shenyang Automotive are US$171.16 million and US$297.98 million respectively. Given such size of the registered capital and total investment, the Directors advised that the production capacity of Shenyang Automotive has at present been constrained at not more than 70,000 minibuses and 70,000 Zhonghua sedans per annum, respectively.

According to the research works of [name in Chinese] (the Association of Automobile Industry of the PRC*), the total estimated demand for sedans in the PRC market ranged from approximately 1.4 million to 1.5 million for the year ending 31 December 2003, representing an increase of approximately 20 per cent. over the past year. In order to capture the growing market opportunity available to Shenyang Automotive, we understand that the Company and JinBei decided jointly to undertake the Capital Increase so as to put Shenyang Automotive in a better position for the future development of its automobile business in the PRC.

Given that JinBei will contribute to the Increased Amount by way of transferring the Component Technology to Shenyang Automotive, the Capital Increase enables the Group to own the proprietary right of the Component Technology. We understand from the Directors that the Component Technology is essential not only to the Group’s existing sedan production but also to the Group’s plan to launch new multi-purpose vehicles and new models of sedans (namely 2,400 c.c. Manual Transmission and Automatic Transmission models of Zhonghua sedan and 2,000 c.c. Automatic Transmission model of Zhonghua sedan) in the future. In accordance with the sales plan of the Group, we understand from the Directors that new equipment and new production lines will have to be

*     for identification purposes only

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

installed to meet with the anticipated market demand of the Group’s vehicles in the PRC from approximately 73,800 automobiles in 2002 to approximately 180,000 automobiles in 2006. Accordingly, we consider that the ownership of the Component Technology through the Capital Increase is beneficial to the Group’s business.

The Directors advised that the Capital Increase in the size of US$273 million to be required by Shenyang Automotive was derived with reference to the cost of new production lines and new equipment involved (including new painting and molding facilities) and the internal resources of Shenyang Automotive.

Meanwhile, the Capital Increase served to provide additional working capital for use by Shenyang Automotive which may not otherwise be available because (i) the Directors confirm that JinBei will charge Shenyang Automotive for a royalty fee for using the Component Technology if it is not to be injected into Shenyang Automotive by way of the Capital Increase; and (ii) Shenyang Automotive will not be injected or preserved with cash resources in the amount of US$139.23 million by the Group in the absence of the Capital Increase. Further, as the Increased Amount puts Shenyang Automotive in a stronger financial position, the Directors expect that the Capital Increase can facilitate Shenyang Automotive to procure additional bank loans for its future development as and when necessary.

According to the prospectus of the Company dated 12 October 1999, Shenyang Automotive has had a history of increasing its registered capital and total investment in 1992 in order to accommodate for its then production expansion. Therefore, we understand from the Directors that the Capital Increase is not an unprecedented corporate approach of the Company to increase its investment. Indeed, the Capital Increase can be regarded as part of a natural development programme of the Group to meet with the continual growth of its business in accordance with ever-changing market conditions and demand. Against such background and based on the above observations, we consider that there are justifiable grounds for the Group to put forward the Capital Increase for the future growth and development of the Group.

2. Manner of contributing to the Increase Amount

Under the Capital Increase, the Company will contribute its relevant proportion of the Increased Amount, i.e. 51% of US$273 million, by cash from internal resources of the Group. Based on the management accounts of the Group as at 31 December 2002, we note that there were sufficient internal resources of the Group for the Company’s contribution up to the amount of US$139.23 million.

Under the Capital Increase, JinBei will contribute the remaining portion of the Increased Amount, i.e. 49% of US$273 million by transferring the Component Technology and the Training Facilities to Shenyang Automotive. As set out in the Letter from the Board, the value of the Component Technology and the Training Facilities will be subject to a valuation by a professional valuer before injecting into Shenyang Automotive. Up to the Latest Practicable Date, the Directors confirmed that the independent valuation report had not yet been available. Nevertheless, in the event that the value of the Component Technology and the Training Facilities as valued by the relevant professional valuer is less than US$133.77 million, JinBei has agreed to contribute the balance of its portion of contribution to the Increased Amount by cash.

In view of the aforesaid arrangement imposed on JinBei to safeguard the interests of Shenyang Automotive and taking into account the Group’s contribution on a dollar-to-dollar basis under the Capital Increase, we consider that the manner of contributing to the Increased Amount is acceptable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

3. Financial effects on the Group

• Earnings

We note that the Component Technology and the Training Facilities will respectively become intangible and tangible assets of Shenyang Automotive respectively after the Capital Increase. Accordingly, the Capital Increase will impact on the consolidated profit and loss statement of the Group in the form of amortisation expense of the Component Technology and depreciation expense of the Training Facilities. On the assumption that (i) the Component Technology is valued and booked at RMB820 million (representing its development cost) and (ii) the Training Facilities are valued and booked at RMB281 million (approximately HK$266 million, representing the difference between US$133.77 million (approximately RMB1,101 million) and RMB820 million), the amortisation expense of the Component Technology and the depreciation expense of the Training Facilities will lead to a reduction in the future earnings of the Group by an estimated level of (i) RMB102.5 million (approximately HK$97.1 million) and (ii) RMB28.1 million (approximately HK$26.6 million) per annum.

As advised by the Directors, the aggregate size of (i) the annual amortisation expense of the Component Technology and (ii) the annual depreciation expense of the Training Facilities would be similar to the annual royalty fee payable by Shenyang Automotive had JinBei been charging Shenyang Automotive for using the Component Technology if it is not injected into Shenyang Automotive under the Capital Increase. On such basis, we note that the aforesaid negative impacts arising from the Capital Increase could roughly be offset by the pro forma cost savings of the relevant royalty fee. As further advised by the Directors, the ownership of the Component Technology is vital to the business and future development of the Group as it enables the Group to secure a stable supply of quality, tailor-made component parts to the production of automobiles. In addition, the ownership of the Component Technology allows the Group to have further modification, if necessary, on the Component Technology for use in other models of the automobiles that the Group is planning to launch in the future (e.g. new multi-purpose vehicles and new models of sedans). Therefore, we consider that there could be potential contribution from the expansion of the Group’s production capacity as a result of the Capital Increase.

• Net asset value and net tangible asset value

As estimated by the Directors, the effect on the pro forma adjusted unaudited consolidated net assets and net tangible assets of the Group immediately after the Capital Increase is set out as follows:

Net asset value

		Per Share
	RMB'000	RMB

Unaudited consolidated net assets of the Group as at 30 June 2002 (Note 1)	5,682,651	1.550
Add:
100% share of the Component Technology and the Training Facilities at valuation (Note 2)	1,100,793
Deduct:
Increase in minority interests of Shenyang Automotive	(1,100,793)
Pro forma adjusted unaudited consolidated net assets of the Group after Capital Increase (Note 4)	5,682,651	1.550

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

		Per Share
	RMB'000	RMB

Net tangible asset value
Unaudited consolidated net assets of the Group as at 30 June 2002 (Note 1)	5,682,651	1.550
Deduct:
Intangible assets of the Group as at 30 June 2002	(673,492)
Deduct:
Goodwill of the Group as at 30 June 2002 (Note 3)	(836,459)
Unaudited consolidated net tangible assets of the Group as at 30 June 2002 (Note 1)	4,172,700	1.138
Add:
100% share of the Training Facilities at valuation (Note 2)	280,793
Deduct:
Increase in minority interests of Shenyang Automotive	(1,100,793)
Pro forma adjusted unaudited consolidated net tangible assets of the Group after Capital Increase (Note 4)	3,352,700	0.915

Note:

1.	Based on 3,666,052,900 Shares in issue as at 30 June 2002.

2.	Assuming that (i) the Component Technology is valued and booked at RMB820 million (representing its development cost) and (ii) the Training Facilities are valued and booked at RMB281 million (approximately HK$266 million, representing the difference between US$133.77 million (approximately RMB1,101 million) and RMB820 million).

3.	The aggregate value of the goodwill of the Group in the amount of RMB408,973,000 and the goodwill arising from investment in associated companies in the amount of RMB427,486,000 as at 30 June 2002

4.	Based on 3,666,052,900 Shares in issue as at the Latest Practicable Date.

As illustrated in the above summary, the pro forma adjusted unaudited consolidated net tangible assets of the Company would be reduced by approximately 19.7 per cent. from approximately RMB4,173 million (approximately HK$3,955 million) to approximately RMB3,353 million (approximately HK$3,178 million) after the Capital Increase. This is indirectly attributable to the exclusion of the Component Technology as an intangible asset of the Group.

On a per Share basis, the pro forma adjusted unaudited consolidated net tangible asset value per Share would similarly decrease by approximately 19.7 per cent. from RMB1.138 (approximately HK$1.079) to RMB0.915 (approximately HK$0.867) after the Capital Increase.

We consider that the aforesaid negative impact on the consolidated net tangible assets of the Group is, on its own, not in the interest of the Company and the Shareholders. However, given that there would be no effect on the consolidated net assets of the Group and the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

consolidated net asset value per Share after the Capital Increase as illustrated in the above summary, and also taking into account the expansion need of the Group by way of the Capital Increase and the potential benefit therefrom, we consider that the impact of the Capital Increase on the net tangible assets of the Group are acceptable and justifiable.

• Working capital

As the capital contribution will originate from the internal resources of the Group, there will be no impact on the working capital of the Group as a whole as the Capital Increase is a reallocation of cash resource within the Group.

RECOMMENDATION FOR THE CAPITAL INCREASE

     Taking into account the above factors, in particular, the commercial rationale of expanding the Group’s production capacity to cope with the growing demand for automobiles in the PRC, we consider that the terms of the Capital Increase are fair and reasonable so far as the Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Shareholders to vote in favour of the Ordinary Resolution for approving the Capital Increase to be proposed at the Special General Meeting.

PRINCIPAL FACTORS AND REASONS CONSIDERED FOR THE GUARANTEE

     In arriving at our opinion regarding the terms of the Guarantee, we have considered the following principal factors and reasons:

1. Rationale of the Guarantee

As set out in the Letter from the Board, the Loan will be utilised by JinBei as working capital to improve the quality of the automotive component parts currently produced by the JinBei Group and the expansion of its production capacity. The Directors advised that the funding size of RMB370 million is required given the scale of the expansion and improvement plan of the JinBei Group. The Directors further advised that the expansion and improvement plan of the JinBei Group are targeted mainly at those production facilities responsible for supplying component parts for the Group.

Upon reviewing the purchase of materials and component parts by the Group from the JinBei Group, we note that each of Shenyang Automotive and Xing Yuan Dong had been actively purchasing materials and component parts from the JinBei Group historically. The following table summarises the percentage of the purchase transactions relative to the audited annual total cost of goods sold of the Group for the three years ended 31 December 2001:

	1999	2000	2001

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	1.02%	0.39%	2.69%
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	7.84%	0.18%	4.82%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

As demonstrated in the above table, the JinBei Group has been one of the major suppliers of automotive component parts to the Group for use in the manufacture of minibuses and sedans. We also understand from the Directors that the operations of the JinBei Group are mainly located in Shenyang and hence are geographically within closer proximity to the factories of Shenyang Automotive and Xing Yuan Dong when compared with all other suppliers available in the market. As further advised by the Directors, most of the automotive component parts supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans. Therefore, it is more cost-effective for the Group to purchase materials from the JinBei Group given that the Group can enjoy the savings in terms of both the procurement lead time and the transportation cost when compared with undertaking purchase transactions with other suppliers. Further, with the anticipated increase in the purchases of materials and component parts from the JinBei Group following the official launch of the Zhonghua sedan in August 2002, the Group will also be able to benefit from the increase in production capacity of the JinBei Group.

In acting as JinBei’s guarantor to the Loan, we understand from the Directors that the Group had taken into consideration that JinBei has attempted and exhausted a number of alternatives to procure the required funding for its expansion and improvement plan at favourable terms (other than from the relevant bank and other than requiring members of the Group to act as JinBei’s guarantor to the Loan). The Directors had also taken into consideration that JinBei is the PRC partner of Shenyang Automotive (which is the principal revenue-generating subsidiary of the Company) and is interested in 49 per cent. share of profit thereof. Based on the ongoing business development of Shenyang Automotive, the Directors are highly confident that Shenyang Automotive will be able to continue generating respectable earnings for its shareholders. Further, the Directors envisage that it is to the Group’s advantage to enjoy competitive pricings from suppliers within the JinBei Group as JinBei will be in a position to translate the lower funding cost of the Loan into lower unit cost of component parts to be produced by the JinBei Group. On the above basis, and taking into further account that the Group could benefit from the improved quality and the expanded quantity of the automotive component parts which the Group will purchase from the JinBei Group after obtaining the Loan funding, we consider that there is a commercial rationale for the Group to enter into the Guarantee for the future growth and development of the Group.

2. Terms of the Guarantee

As set out in the Letter from the Board, JinBei will provide an indemnity to the Group to indemnify the Group of its liabilities under the Guarantee in consideration of the provision of the Guarantee by the Group. On such basis, the Group could be fully indemnified on a back-to-back basis by JinBei in relation to the provision of the Guarantee. The Guarantee and the Indemnity will continue during the term of the Loan until the Loan (together with interest therein) is repaid in full. The Loan will be repaid (a) as to RMB100 million on or before 31 December 2003; (b) as to RMB200 million on or before 31 December 2004; and (c) as to the remaining of RMB70 million on or before 31 December 2005.

In the event that JinBei itself fails to meet its obligation to repay the Loan (together with interest therein) under a distress situation or otherwise, we envisage that it might be difficult for JinBei to still be capable of indemnifying the Group in relation to the Guarantee. We understand from the Directors that this situation will be highly unlikely because JinBei is, amongst other things, interested in 49 per cent. share of profit of Shenyang Automotive (which is the principal revenue-generating subsidiary of the Company). For prudence’s sake, the attention of the Shareholders is drawn to the financial impacts on the Group in case JinBei fails to meet its obligation to repay the Loan (together with interest and any penalty therein), thereby triggering a recourse action against the Group by the relevant bank. Under such circumstance and based on the audited figures of the Group for the year ended 31

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

December 2001, the net assets and the earnings of the Group would, on a pro forma basis, be reduced (i) by approximately 6.8 per cent. from approximately RMB5,413 million (approximately HK$5,126 million) to approximately RMB5,043 million (approximately HK$4,780 million) and (ii) by approximately 41.1 per cent. from approximately RMB900 million (approximately HK$853 million) to approximately RMB530 million (approximately HK$502 million) respectively.

We note that JinBei is an A-share listed on the Shanghai Stock Exchange with a market capitalisation of approximately RMB6,611 million as at the Latest Practicable Date. The net assets and cash and bank balance of JinBei as at 31 December 2001 were approximately RMB1,552 million and RMB238 million respectively. Based on the financial position of JinBei as mentioned above, we understand from the Directors that they are confident that JinBei will be capable to fully indemnify the Group in relation to the Guarantee, especially taking into further account that JinBei is interested in 49 per cent. share of profit of Shenyang Automotive (which is the principal revenue-generating subsidiary of the Company).

RECOMMENDATION FOR THE GUARANTEE

     Having considered the above factors, we note that the Group will be exposed to a contingent liability of RMB370 million as a result of the Guarantee. The size of this contingent liability represents approximately 6.8 per cent. of the consolidated net assets of the Group as at 31 December 2001.

     However, in assessing the fairness and reasonableness of the Guarantee, we consider it appropriate to balance (i) the commercial benefit arising from the improved quality and expanded quantity of the automotive component parts which the Group will purchase from the JinBei Group after obtaining the Loan funding against (ii) the risk of exposing to a contingent liability of RMB370 million. Although it is difficult to quantify the aforesaid benefit to the Group in future, the Directors confirm that the JinBei Group has been one of the key suppliers of the Group accounting for some 7.51 per cent. of the audited annual total cost of goods sold of the Group (or approximately RMB330 million in dollar amount) for the year ended 31 December 2001. With the official launch of Zhonghua sedan in August 2002, it was further evident that the Group’s purchase from the JinBei Group had recorded a significant increase in the overall costs of goods sold of the Group for the five months ended 30 November 2002. The Directors anticipate that this increasing trend will be maintained in the upcoming three years ending 31 December 2005 as a result of further launch of new models of automobiles in future which costs are more expensive. This anticipation also attributed to the Group’s application to renew the relevant cap amounts of a total of 15 per cent. (up from a total of 13 per cent. for three years ended 21 October 2002), representing the single largest size of the cap amounts under the waiver application for the On-going Connected Transactions. From a pure financial perspective, the terms of the Guarantee may not be entirely fair and reasonable. However, taking into account of the broader potential benefit arising from the improved quality and expanded quantity of the supply to the Group as a result of obtaining funding from the Loan by the JinBei Group, we consider that the provision of the Guarantee is, on balance, in the interests of the Company so far as the Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Shareholders to vote in favour of the Ordinary Resolution for approving the Guarantee to be proposed at the Special General Meeting.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

PRINCIPAL FACTORS AND REASONS CONSIDERED FOR THE ON-GOING CONNECTED TRANSACTIONS

     In arriving at our opinion regarding the terms of the On-going Connected Transactions, we have considered the following principal factors and reasons:

1. Background of the On-going Connected Transactions and the grant of the Waiver

The Group was engaged in the manufacture and sale of automobiles, including minibuses and Zhonghua sedans, which were officially launched in August 2002, and automotive component parts. During the course of the business, the Group acquires materials and component parts from certain connected persons and sells automobiles and automotive component parts to certain connected persons, on an on-going basis. The Waiver was previously granted by the Stock Exchange to the Company from strict compliance with the disclosure and/or Shareholders’ approval requirements under Chapter 14 of the Listing Rules in connection with these transactions for a term of three years from 22 October 1999 to 21 October 2002.

Under the Waiver, the relevant amount of the respective transactions should be in accordance with the relevant formal or informal agreements (as the case may be), and the amounts of the aggregate value were capped in the way as set out in the prospectus of the Company dated 12 October 1999. As far as the Existing Connected Transactions are concerned, we note that both the Directors (including the non-executive Directors) and the auditor of the Company had confirmed that:

(i)	the Existing Connected Transactions were entered into in accordance with the terms of the respective agreements governing such transactions (if applicable); and

(ii)	the amounts of the Existing Connected Transactions for the relevant period have not exceeded the cap level under the Waiver.

Based on the above, it can be demonstrated that the Company has a track record of endeavouring to fulfil strictly the requirements and conditions specified under the Waiver. Details of the On-going Connected Transactions are set out in the Letter from the Board.

The Waiver has expired on 21 October 2002. Nonetheless, the Directors confirmed that, as far as the On-going Connected Transactions are concerned, the aggregate value of the On-going Connected Transactions for the two months ended 31 December 2002 did not exceed 0.03% of the audited net tangible asset value of the Group as at 31 December 2001 adjusted for the interim result of the Group for the six months ended 30 June 2002.

2. Nature and terms of the On-going Connected Transactions

The Group purchases component parts and other material for the production of automobiles from certain connected person and/or their respective associates and sells automobiles and automotive component parts to certain connected persons and/or their respective associates on an on-going basis. The aforesaid transactions were entered into in the ordinary and usual course of business of the Group. The Group intends to continue to purchase component parts and other material for the production of automobiles from certain connected person and/or their respective associates and sell automobiles and automotive component parts to certain connected persons and/or their respective associates in the future with the similar terms. For the details of the transactions, please refer to the section “The On-going Connected Transactions’’ in the Letter from the Board.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

For the purpose of comparison for each of the six categories of the On-going Connected Transactions against those available from or to independent third parties, we have reviewed certain comparable transactions entered into between the Group and independent third parties on or around the same date for the period from 22 October 1999 to 21 October 2002 (as provided by the Company). We consider that those transactions were entered into on normal commercial terms as the terms were, as confirmed by the Directors, arrived at after arms’ length negotiation and with reference to the then prevailing market prices of similar items.

As set out in the Letter from the Board, the Existing On-going Connected Transactions have adopted, and the On-going Connected Transactions will continue to adopt, the ongoing pricing policy pursuant to which parts or products of comparable quality and quantity are provided by or provided to the connected parties on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties. Under the Waiver and the new waiver relating to the On-going Connected Transactions, the independent non-executive Directors had reviewed the Existing On-going Connected Transactions and shall review the On-going Connected Transactions annually and confirm that such transactions were entered into either (a) on normal commercial terms or (b) on terms not less favourable than those available from independent third parties and are fair and reasonable so far as the Shareholders are concerned. In this regard, we consider that the Company has taken appropriate measures to govern the fairness of the On-going Connected Transactions thereby safeguarding the interests of the Shareholders thereunder.

3. Maximum amount of the On-going Connected Transactions

As set out in the Letter from the Board, the Directors estimated that the value of the On-going Connected Transactions for each of the following three years ending 31 December 2005 shall not exceed the Cap Amount set out below:

The transactions

Annual Cap
(as a % of the Group's total cost of
good sold)

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	7%
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	8%
Purchases of materials and component parts by Dongxing from subsidiaries and associates of JinBei	1%
Purchases of materials and component parts by Ningbo Yuming from subsidiaries and associates of Mr Qin	2%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

The transactions

Annual Cap
(as a % of the Group's revenue)
Sale of automobiles and automotive component parts made by Shenyang Automotive to the subsidiaries and associates of JinBei	2%
Sale of automotive component parts made by Dongxing to Tieling Brilliance	1%

We noted that the basis of setting the Cap Amount for the On-going Connected Transactions were determined by the Directors with reference to the historical records and the future needs of the Group. The following table summarises the percentage of the On-going Connected Transactions relative to the audited annual total cost of goods sold or the audited consolidated revenue (as the case may be) for the three years ended 31 December 2001:

	1999	2000	2001

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	1.02%	0.39%	2.69%
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	7.84%	0.18%	4.82%
Purchases of materials and component parts by Dongxing from Ningbo Minth and Tieling Brilliance	N/A	N/A	N/A
Purchases of materials and component parts by Ningbo Yuming from subsidiaries and associates of Mr. Qin (including Ningbo Minth and Shanghai Minth, which are also subsidiaries of JinBei)	0.57%	0.30%	0.23%
Sale of automobiles and automotive component parts made by Shenyang Automotive to the subsidiaries and associates of JinBei	0.35%	0.06%	0.24%
Sale of automotive component parts made by Dongxing to Tieling Brilliance	N/A	N/A	N/A

Upon comparison, it comes to our attention that the Cap Amounts set for the above transactions (other than those transactions between Dongxing and connected parties to be described in the next paragraph) were higher than the transaction amounts actually recorded by the Group for the three years ended 31 December 2001. As far as the Cap Amount for the purchases of materials and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

component parts by Shenyang Automotive and/or Xing Yuan Dong from subsidiaries and associates of JinBei is concerned, the Directors expect that the aggregate value of such purchases will increase in the three years ending 31 December 2005 due to:

(i)	the increase in demand for materials and component parts from subsidiaries and associates of JinBei for use in production as most of the material and component parts supplied by the JinBei Group are specially designed and tailor-made for the manufacture of specific models of minibuses and sedans of the Group. At present, only limited independent suppliers possess the specific production lines to supply the specific component parts requested by the Group’s production (in particular for the Group’s Zhonghua sedan model which was only launched recently in August 2002). Therefore, there will be corresponding increase in material and component parts from JinBei;

(ii)	the unit cost of the materials and component parts of sedans are much more expensive as compared to those relevant parts of minibuses;

(iii)	Shenyang JinBei Automobile Industry Company Limited and its subsidiaries, which supplies to the Group accounted for some 6.67 per cent. of the total costs of goods sold of the Group for the five months ended 30 November 2002, becoming connected persons of the Group upon completion of the reorganisation of JinBei in early 2003; and

(iv)	the purchase by Shenyang Automotive from subsidiaries and associates of JinBei showing a significant increase in the overall costs of goods sold of the Group for the five months ended 30 November 2002 with the official launch of Zhonghua sedan in August 2002, and accordingly higher Cap Amounts are applied for.

For those transactions under which Dongxing is a purchaser or a vendor (as the case may be), they became connected transactions only since Dongxing was acquired by the Group in December 2001. Based on the limited historical transaction records, Dongxing has purchased or sold to the connected persons of the Group with an aggregate value of automotive component parts representing (i) approximately 0.06% of the Group’s total costs of goods sold for the six months ended 30 June 2002; and (ii) approximately 0.0011% of the Group’s total revenue for the same period. Based on such record, and taking into account that the nature for such transactions are of similar nature to other purchase and sale of automotive component parts transactions contemplated under the Existing Connected Transactions, the Directors indicate that the Cap Amount of one per cent. is fair and reasonable for the transactions relating to Dongxing.

On the other hand, for the transactions relating to (i) purchases of materials and component parts by Ningbo Yuming from subsidiaries and associates of Mr. Qin and (ii) sale of automobiles and automotive component parts made by Shenyang Automotive to the subsidiaries and associates of JinBei, we note that the Cap Amounts of three per cent. previously adopted for the three years ended 21 October 2002 are to be revised down to two per cent. under the new waiver after accounting for the actual historical transaction records for the three years ended 31 December 2001 and the future needs of the Group.

In summary, we understand that the Directors have taken due care and consideration in determining the size of the new Cap Amounts for the On-going Connected Transactions in accordance with the requirements of the Group’s business development for the three years ending 31 December

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

2005 and with reference to historical records of the Group. On such basis, we consider that the Cap Amounts applied for by the Group are fair and reasonable as far as the business of the Group and its ongoing development are concerned.

4. The Waiver application and the conditions precedent

The Waiver granted by the Stock Exchange to the Company from strict compliance with the connected transactions requirements under Chapter 14 of the Listing Rules in connection with the On-going Connected Transactions has expired on 21 October 2002.

The On-going Connected Transactions will constitute connected transactions under Chapter 14 of the Listing Rules and, unless waivers are granted by the Stock Exchange, would be subject to the disclosure/shareholders’ approval requirements contained in the Listing Rules. In the opinion of the Directors, the On-going Connected Transactions are entered into in the ordinary and usual course of business of the Group and, either on normal commercial terms or where there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are fair and reasonable so far as the Company and the Shareholders are concerned. The Directors also consider that strict compliance with the disclosure/shareholders’ approval requirements in Chapter 14 of the Listing Rules would be impracticable, and would result in significant additional administrative costs to the Group, which would not be in the interests and benefit of the Company and the Shareholders as a whole. Application has been made to the Stock Exchange for a new waiver from strict compliance with the disclosure and/or Shareholder’s approval as stipulated in Chapter 14 of the Listing Rules in connection with the On-going Connected Transactions for a period of three financial years ending 31 December 2005, subject to the following conditions:

(1)	The On-going Connected Transactions shall be:

(a)	entered into in the ordinary and usual course of the Group’s business;

(b)	conducted either on normal commercial terms or, if there is no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are fair and reasonable so far as the Company and the Shareholders are concerned; and

(c)	entered into in accordance with the terms of the respective agreements governing such On-going Connected Transactions or (whether there are no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable.

(2)	The annual aggregate value of each of the relevant categories of the On-going Connected Transactions, if applicable, shall not exceed the respective Cap Amount for the financial year in question.

(3)	The independent non-executive Director shall review the On-going Connected Transactions annually and confirm in each annual report and accounts covering that financial year that such On-going Connected Transactions have been conducted in the manner set out above in paragraphs (1) and (2) above.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

(4)	The auditors of the Company shall review the transactions annually and provide the Directors with a letter (a copy of which will be provided to the Listing Division of the Stock Exchange) stating whether:

(a)	the On-going Connected Transactions received the approval of the Directors;

(b)	the On-going Connected Transactions have been entered into in accordance with the terms of the respective agreements governing such On-going Connected Transactions, if any;

(c)	the annual aggregate value of each of the relevant categories of the On-going Connected Transactions, if applicable, shall not exceed the respective Cap Amount.

(5)	Brief details of the On-going Connected Transactions in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report and accounts for that financial year with a statement from the independent non-executive Directors referred to in paragraph (3) above.

The Stock Exchange has indicated that if any of the relevant Cap Amounts is exceeded or the Group enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, the Company (as the case may be) must comply with the provisions of Chapter 14 of the Listing Rules dealing with connected transactions, unless it applies for and obtains a separate waiver from the Stock Exchange.

Taking into account of the conditions precedent attached to the On-going Connected Transactions, in particular (i) the restriction by way of the Cap Amount (details and justification of which were discussed in the above section); and (ii) the ongoing review by the independent non-executive Directors and auditor of the Company of the terms of the On-going Connected Transactions, we consider that the Company has taken appropriate measures to govern the Company in carrying out the On-going Connected Transactions thereby safeguarding the interests of the Shareholders thereunder. Accordingly, we consider that the terms of the On-going Connected Transactions are fair and reasonable as far as the Shareholders are concerned.

RECOMMENDATION FOR THE ON-GOING CONNECTED TRANSACTIONS

     Taking into account the above principal factors, in particular, the conditions of the waiver arrangement relating to the On-going Connected Transactions, we concur with the Directors’ view that the terms of the On-going Connected Transactions are fair and reasonable and are in the interest of the Group so far as the Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Shareholders to vote in favour of the Ordinary Resolution for approving the On-going Connected Transactions to be proposed at the Special General Meeting.

Yours faithfully, For and on behalf of Asia Investment Capital Limited Alan Fung Managing Director

APPENDIX	GENERAL INFORMATION

1.    RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this circular misleading.

2.    DISCLOSURE OF INTERESTS OF DIRECTORS IN EQUITY OR DEBT SECURITIES

     Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive officers of the Company had any interest in the equity or debt securities of the Company and its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which any such Director is deemed to have under Section 31 or Part I of the Schedule to the SDI Ordinance or which were required to be entered in the register required to be kept by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules.

Interest in the Company

			Approximate
		Number	shareholding
Name of Director	Nature of interests	of Shares	percentage

Wu Xiao An (also known as Ng Siu On)	Personal (Note 1)	30,000,000	0.82%
Hong Xing	Personal (Note 2)	26,640,000	0.73%
Su Qiang (also known as So Keung)	Personal (Note 3)	34,500,000	0.94%
He Tao (also known as Ho To)	Personal (Note 4)	35,045,000	0.96%
Yang Mao Zeng	Personal	2,800,000	0.076%

Notes:

1.	Pursuant to a call option agreement dated 18 December 2002, Huachen has granted to Mr. Wu Xiao An (also known as Ng Siu On) a call option to acquire up to 92,911,266 Shares, representing approximately 2.534% of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during the period of three years commencing from the date falling 6 months after 6 February 2003.

2.	Pursuant to a call option agreement dated 18 December 2002, Huachen has granted to Mr. Hong Xing a call option to acquire up to 84,464,788 Shares, representing approximately 2.304% of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during the period of three years commencing from the date falling 6 months after 6 February 2003.

3.	Pursuant to a call option agreement dated 18 December 2002, Huachen has granted to Mr. Su Qiang (also known as So Keung) a call option to acquire up to 84,464,788 Shares, representing approximately 2.304% of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during the period of three years commencing from the date falling 6 months after 6 February 2003.

4.	Pursuant to a call option agreement dated 18 December 2002, Huachen has granted to Mr. He Tao (also known as Ho To) a call option to acquire up to 84,464,788 Shares, representing approximately 2.304% of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during the period of three years commencing from the date falling 6 months after 6 February 2003.

APPENDIX	GENERAL INFORMATION

Interest in outstanding options

				Number of options
				held
Name of			Subscription price	as at the Latest
the Director	Date of grant	Exercise period	per Share	Practicable Date

Wu Xiao An (also		10 years from
known as Ng Siu On)	2 June 2001	2 June 2001	HK$1.896	2,800,000
Hong Xing	2 June 2001	10 years from	HK$1.896	2,338,000
		2 June 2001
Su Qiang (also		10 years from
known as So Keung)	2 June 2001	2 June 2001	HK$1.896	2,338,000
He Tao (also known		10 years from
as Ho To)	2 June 2001	2 June 2001	HK$1.896	2,338,000
Yang Mao Zeng	2 June 2001	10 years from	HK$1.896	2,338,000
		2 June 2001

3.     SUBSTANTIAL SHAREHOLDERS

     As at the Latest Practicable Date, so far as the Directors were aware, the following person, not being a Director or chief executive officer of the Company, was, directly or indirectly, interested in 10% or more of the Company’s issued share capital as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance:

		Approximate shareholding
Name of Shareholder	Shares held	percentage

Huachen	1,446,121,500	39.446%

     Save as disclosed herein and so far as the Directors were aware, no person was recorded in the register required to be kept under Section 16(1) of the SDI Ordinance, who, as at the Latest Practicable Date, was interested directly or indirectly in 10% or more of the issued share capital of any member of the Group or had any option in respect of such capital as at the Latest Practicable Date.

4.     DIRECTORS’ SERVICE CONTRACTS

     Each of Mr. Wu Xiao An (also known as Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as So Keung) and Mr. He Tao (also known as Ho To), all of whom are executive Directors, has entered into service agreement with the Company dated 21 August 2000 for a term of five years commencing from 1 October 2000.

     Save as disclosed herein, as at the Latest Practicable Date, none of the Directors has any existing or proposed contract of service with any member of the Group which is not expiring or terminable within one your without payment of compensation (other than statutory compensation).

APPENDIX	GENERAL INFORMATION

5.     MATERIAL ADVERSE CHANGE

     Save as disclosed herein, there has been no material adverse change in the financial or trading position of the Group since 31 December 2001, being the date to which the Group’s latest published audited accounts were made up.

6.     EXPERT’S CONSENT AND QUALIFICATION

     The following is the qualification of the professional adviser who has given opinion or advice which is contained in this circular:

Name	Qualification

Asia Investment Capital Limited	Investment adviser and dealer registered
under the Securities Ordinance (Chapter
333 of the Laws of Hong Kong)

     The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and all reference to its name in the form and context in which they appear.

     As at the Latest Practicable Date, the Independent Financial Adviser was not beneficially interested in the share capital of any member of the Group nor did it has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired, disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

7.     LITIGATION

     On 22 January 2003 (Bermuda time), a Bermuda writ dated 21 January 2003 (the “Writ’’) (with Broadsino Finance Company Limited (“Broadsino’’) named as Plaintiff) filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22 January 2003 (the “Court Order’’) made by the Supreme Court of Bermuda in favour of Broadsino were served on the registered office of the Company in Bermuda. The basic allegation in the Writ is that the Foundation’s interest in the 1,446,121,500 Shares (the “Sale Shares’’) is held on trust for Broadsino. The Court Order, restrains the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or by Huachen to (Mr. Wu Xiao An (also known as Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as So Keung) and Mr. He Tao (also known as Ho To) (collectively the “Management Directors’’, together with Huachen, the “Offerors’’); or (b) if any such transfers have already been registered, registering any further dealings in such Shares, in each case pending determination by the Bermuda Court of the legal proceedings initiated by Broadsino against the Company, the Foundation and the Offerors. The application by the Company to amongst others (i) have the Writ struck out and, in the alternative, (ii) have the Court Order discharged, have been heard by the Supreme Court of Bermuda on 7 February 2003 (Bermuda time). As at the Latest Practicable Date, the Company is awaiting for the judgment of the court, which is expected to be handed down at noon on 11 February 2003 (Bermuda time). Further announcement will be made by the Company in the event of developments in the legal proceedings.

     Save as disclosed herein, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and so far as the Directors are aware, no litigation or claim of material importance are pending or threatened by or against the Company or any of its subsidiaries.

APPENDIX	GENERAL INFORMATION

8.     MISCELLANEOUS

(a)	Save as disclosed in this circular, there is no contract or arrangement entered into by any member of the Group subsisting at the date hereof in which any Director is materially interested and which is significant in relation to the business of the Group.

(b)	Save as disclosed in this circular, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, the Company or any of its subsidiaries since 31 December 2001, the date to which the latest published audited accounts of the Group were made up.

(c)	The secretary of the Company is Mr. Hong Xing, J.D..

(d)	The registered office of the Company is situated at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda and the principal place of business is at Rooms 2303-2306, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

(e)	The principal transfer agent and registrar is Ried Management Limited at 4th Floor, Windsor, 22 Queen Street, Hamilton, HM11, Bermuda. The Hong Kong branch share registrars and transfer office is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(f)	The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese text.

9.     DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection during normal business hours (Saturdays and public holidays excepted) at Rooms 2303-2306, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong from the date of this circular up to and including 26 February 2003 and at the Special General Meeting:

(a)	the letter from Asia Investment Capital Limited, the text of which is set out on pages 21 to 34 of this circular;

(b)	the written consent from Asia Investment Capital Limited referred to in paragraph 6 of this appendix;

(c)	the letter of recommendation from the Independent Board Committee to the Shareholders, the text of which is set out on page 20 of this circular;

(d)	the service agreements entered into between the Company and each of Mr. Wu Xiao An (also known as Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as So Keung) and Mr. He Tao (also known as Ho To) as referred to in paragraph 4 of this appendix;

(e)	the draft indemnity in respect of the Indemnity; and

(f)	(i) the purchase agreement entered into between Dongxing and Ningbo Minth; (ii) the purchase agreements entered into between Ningbo Yuming and each of the subsidiaries of Mr. Qin and Ningbo Minth and Shanghai Minth; and (iii) the distribution agreements entered into between Shenyang Automotive and subsidiaries and associates of JinBei.

NOTICE OF SPECIAL GENERAL MEETING

     The following is a copy of the notice of the Special General Meeting which was published in the newspapers on 30 January 2003.

     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (“Company’’) will be held at Grand Rooms I and II, Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong at 8:00 a.m. on Wednesday, 26 February 2003, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1.	“THAT the increase in the registered capital and total investment of [name in Chinese] (Shenyang Brilliance Jinbei Automobile Co., Ltd.) (formerly known as Shenyang Jinbei Passenger Vehicle Manufacturing Company Limited [name in Chinese]) [name in Chinese], a sino-foreign joint venture established in the PRC on 19 July 1991 and whose equity interest is owned as to 51% by the Company and as to 49% by Shenyang Jinbei Automotive Company Limited [name in Chinese] by an amount of US$273,000,000 (the “Increased Amount’’) (the “Capital Increase’’) be and is hereby ratified and confirmed and that the contribution of an amount of US$139,230,000 to the Increased Amount by the Company by way of capitalisation of the Company’s proportional share of distributable profit in Shenyang Automotive be and is hereby approved and that the Directors be and are hereby authorised to take such actions as are necessary to give effect to the Capital Increase’’.

2.	“THAT the provision of a guarantee by Shenyang Xing Yuan Dong Automobile Component Co., Ltd. [name in Chinese] (“Xing Yuan Dong’’), a wholly owned subsidiary of the Company, for a loan up to the amount of RMB370 million by a bank to Shenyang Jinbei Automotive Company Limited [name in Chinese] (“JinBei’’) as secured by an indemnity given by JinBei in favour of Xing Yuan Dong be and is hereby approved and that the Directors be and is hereby authorized to take such actions as are necessary to give effect to the giving of the guarantee.’’

3.	“THAT the on-going connected transactions (the “On-going Connected Transactions’’) to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) as set out in the paragraph headed “The On-going Connected Transactions’’ in the Letter from the Board contained in a circular to be issued by the Company (the “Circular’’) (a copy of which is marked “A’’ and produced to the meeting and signed by the Chairman for identification purpose) be and are hereby approved provided that the maximum value of the On-

*   for identification purposes only

NOTICE OF SPECIAL GENERAL MEETING

going Connected Transactions for each of the financial year ending 31 December 2005 shall not exceed the upper limits set out in sub-paragraph 6 of the paragraph headed “Conditions of the waiver’’ in the Letter from the Board contained in the Circular’’.

By order of the Board Hong Xing Company Secretary

Hong Kong, 29 January 2003

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda.

Principal place of business in Hong Kong:
Suites 2303-2306, 23rd Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong.

Notes:

1.	Any shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote in his stead. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any Share, any one such person may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect of the joint holding.

3.	In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be delivered to the office of the share registrars of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting thereof.

Form of proxy for use at the Special General Meeting or any adjournment thereof

I/We1                                                                                                                                                                of                                                                                                                                  being holder(s) of                                                                                                                                 2 shares of US$0.01 each in the capital of Brilliance China Automotive Holdings Limited (the “Company’’), HEREBY APPOINT the Chairman of the meeting3 or                                                                                                                                  of                                                                                                                                  as my/our proxy to act for me/us at the Special General Meeting (or at any adjournment thereof) of the Company, to be held at Grand Rooms I and II, Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong at 8:00 a.m. on Wednesday, 26 February 2003 and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/ our name(s) in respect of the special resolution set out in the notice concerning the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

	For[4]	Against[4]

1.
“THAT the increase in the registered capital and total investment of [name in Chinese] (Shenyang Brilliance Jinbei Automobile Co., Ltd.) (formerly known as Shenyang Jinbei Passenger Vehicle Manufacturing Company Limited [name in Chinese] (“Shenyang Automotive’’), a sino-foreign joint venture established in the PRC on 19 July 1991 and whose equity interest is owned as to 51% by the Company and as to 49% by Shenyang Jinbei Automotive Company Limited [name in Chinese] by an amount of US$273,000,000 (the “Increased Amount’’) (the “Capital Increase’’) be and is hereby ratified and confirmed and that the contribution of an amount of US$139,230,000 to the Increased Amount by the Company by way of capitalisation of the Company’s proportional share of distributable profit in Shenyang Automotive be and is hereby approved and that the Directors be and are hereby authorised to take such actions as are necessary to give effect to the Capital Increase’’.

2.
“THAT the provision of a guarantee by Shenyang Xing Yuan Dong Automobile Component Co., Ltd. [name in Chinese] (“Xing Yuan Dong’’), a wholly owned subsidiary of the Company, for a loan up to the amount of RMB370 million by a bank to Shenyang Jinbei Automotive Company Limited [name in Chinese] (“JinBei’’) as secured by an indemnity given by JinBei in favour of Xing Yuan Dong be and is hereby approved and that the Directors be and is hereby authorized to take such actions as are necessary to give effect to the giving of the guarantee’’.

3.
“THAT the on-going connected transactions (the “On-going Connected Transactions’’) to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) as set out in the paragraph headed “The On-going Connected Transactions’’ in the Letter from the Board contained in a circular to be issued by the Company (the “Circular’’) (a copy of which is marked “A’’ and produced to the meeting and signed by the Chairman for identification purpose) be and are hereby approved provided that the maximum value of the On-going Connected Transactions for each of the financial year ending 31 December 2005 shall not exceed the upper limits set out in sub-paragraph 6 of the paragraph headed “Conditions of the waiver’’ in the Letter from the Board contained in the Circular’’.

Signature5

Dated

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman of the Meeting is preferred, strike out the words “the Chairman of the meeting’’ and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED “FOR’’ THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED “AGAINST’’ THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.

6.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be delivered to the office of the share registrars of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712—1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting thereof.

7.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

8.	The proxy need not be a member of the Company but must attend the meeting in person to represent you.

9.	Completion and deposit of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

* for identification purpose only